[SPECTRUM LAW GROUP LETTERHEAD]

E-Mail:  mindeglia@spectrumlawgroup.com
File No.:         10005.02

                               September 20, 2005

VIA EDGAR AND FACSIMILE ONLY
Fax No.:  (202) 772-9368

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C.  20459
Mail Stop 0304

         Re:      Excalibur Industries, Inc.
                  Preliminary Proxy Statement on Schedule 14A amended July 21, 2005 Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 SEC File No. 0-30291

Ladies and Gentlemen:

         On behalf of our client, Excalibur Industries, Inc., a Delaware corporation ("Excalibur"), set forth below is a supplement to Excalibur's response to the staff's comments, delivered by way of its letter dated September 14, 2005, numbered in a manner to correspond to the order to which the staff's comments were delivered.

Form 10-QSB for the Quarter ended June 30, 2005

Note 4 - Common Stock, page 6

1. Via telephone voicemail of September 19, 2005, you have requested that Excalibur address how the vesting terms of the restricted stock awards granted in May 2005 impacted the accounting for the restricted stock awards and discuss the accounting literature on which Excalibur relied.

         Paragraphs 29-30 of FASB 123 state, in relevant part, the following:

         "29. Compensation cost estimated at the grant date for the number of instruments that are expected to vest based on performance-related conditions, as well as those in which vesting is contingent only on future service for which the entity chooses to estimate forfeitures at the grant date pursuant to paragraph 28, shall be adjusted for subsequent changes in the expected or actual outcome of service - and performance - related conditions until the vesting date. The effect of a change in the estimated number of shares or options expected to vest is a change in an estimate, and the cumulative effect of the change on current and prior periods shall be recognized in the period of the change.

Securities and Exchange Commission
Division of Corporation Finance
September 20, 2005
Page 2

         "30. The compensation cost for an award of equity instruments to employees shall be recognized over the period(s) in which the related employee services are rendered by a charge to compensation cost and a corresponding credit to equity (paid-in capital) if the award is for future service. If the service period is not defined as an earlier or shorter period, the service period shall be presumed to be the period from the grant date to the date that the award is vested and its exercisability does not depend on continued employee service (paragraph
         27). If an award is for past services, the related compensation cost shall be recognized in the period in which it is granted.

         The general purpose of the stock awards was to reward existing employees for their continued prior services to Excalibur during financial difficulty, to align the interests of the recipients with those of the stockholders, to promote increased ownership of Excalibur's common stock by such recipients, and to retain and motivate Excalibur's key personnel.

         At the time of the grant, for purposes of FASB 123, management estimated that it was probable that the stock awards would vest by June 30, 2005, given the proposed timeline previously discussed by Stillwater National Bank in the preliminary negotiations. Management also estimated that it was probable that all recipients of stock awards would remain in the employ of Excalibur through that period. Accordingly, since Excalibur estimated that all the stock awards would vest in the 2nd quarter, it recognized the entire award as compensation cost (with a corresponding entry to stockholder's equity) at the time of grant, in accordance with paragraph 29. Further, since a significant purpose of the award was a reward for past services, Excalibur determined that the related compensation cost should be recognized in the 2nd quarter, when the grants were made.

         As a result of a telephone call from the SEC staff and subsequent comment letter from the staff dated June 17, 2005, Excalibur subsequently determined that it would not be able to hold its stockholder meeting before June 30, 2005, and accordingly, that the awards would not vest pursuant to the initial time estimate. However, Excalibur did not change its estimate that all awards would subsequently vest. Further, since Excalibur had already expensed the entire value of the awards, there was no remaining "unexpensed" portion of the awards to expense over future periods. Finally, since a significant purpose of the award was a reward for past services, pursuant to paragraph 30, Excalibur determined that the recognition of the compensation cost for the entire award in the 2nd quarter was appropriate and consistent with FASB 123.

Securities and Exchange Commission
Division of Corporation Finance
September 20, 2005
Page 3

         With respect to the valuation of the awards, we refer you to our letter dated September 15, 2005.

         On behalf of Excalibur, please be advised that Excalibur has endeavored to respond fully to each of the staff's comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Excalibur acknowledges the following:

            o It is responsible for the adequacy and accuracy of the disclosure in its filings;

            o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

            o Excalibur may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please advise us as soon as possible if the staff has any further comments relating to the Proxy Statement or the related amendment. You can contact the undersigned at (949) 851-4300. Thank you in advance for your courtesy and cooperation.

                                                     Very truly yours,

                                                     SPECTRUM LAW GROUP, LLP

                                                     /s/ Marc A. Indeglia

                                                     Marc A. Indeglia

MAI:wfr
Enclosures
cc:      Excalibur Industries, Inc. (w/enclosure)
         Malone & Bailey, PLLC (w/enclosure)
         Craig Slivka, Esq. (w/enclosure via Federal Express)
         Nudrat Salik (w/enclosure via Federal Express)